Catalyst Pharmaceutical Partners, Inc.

355 Alhambra Circle

Suite 1370

Coral Gables, Florida 33134

December 15, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, DC 20549

Attn: Jeffrey Reidler, Assistant Director

Re:	Catalyst Pharmaceutical Partners, Inc.
Registration Statement on Form S-3, File No. 333-170945

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Catalyst Pharmaceutical Partners, Inc. (the “Company”) requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:30 p.m. on Wednesday, December 15, 2010, or as soon as possible thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Patrick J. McEnany
Patrick J. McEnany President, Chairman and Chief Executive Officer